4/5/02

SECURITIE 02019231 ISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 8 2002
360

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Basis Financial, LLC

OFFICIAL USE ONLY
43694
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5075 Westheimer, Ste 1050A
(No. and Street)

Houston, (City) TX (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Wilson 713-993-9656
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gottfried E. Weber, CPA
(Name — *if individual, state last, first, middle name*)

1144 W. Pioneer Parkway, Ste. F (Address) Arlington (City) Texas (State) 76013 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 4/5/02

OATH OR AFFIRMATION

I, Robert J. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Basis Financial, LLC, as of 12/31, ~~19~~ XXX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Jennifer A McInerney
My Commission Expires
May 30, 2004
NOTARY PUBLIC STATE OF TEXAS

Jennifer A. McInerney
Notary Public

Signature

CFO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Statement of Cash Flows
- [x] (p) Statement of Exception to 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BASIS FINANCIAL, LLC

FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000

BASIS FINANCIAL, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Basis Financial, LLC

I have audited the accompanying balance sheet of Basis Financial, LLC (a Texas corporation) as of December 31, 2001, and the related statements of income, retained earnings, and cash flows for the year ended. Those financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An Audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principle uses and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

My examination was made for the purpose of forming an opinion on the basis financial statements, taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basis financial statements. In my opinion, the financial statements referred to above present fairly, in all material respects, financial position of Basis Financial, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Gottfried E. Weber, CPA
1144 W. Pioneer Parkway, Ste. F
Arlington, TX 76013

March 26, 2002

BASIS FINANCIAL, LLC

BALANCE SHEET

AS OF DECEMBER 31, 2001 AND 2000

ASSETS

	2000	2001
CURRENT ASSETS		
Checking Account	$ 28,126.57	$ 80,369.03
Clearing Account	0.00	0.00
Accounts Receivable-Chris Urghurt	0.00	0.00
Commissions Receivable	5,439.35	47,645.23
Total Current Assets	$ 33,565.92	$ 128,014.26
FIXED ASSETS		
Equipment	$ 795.46	$ 795.46
Accumulated Depreciation	(56.79)	(170.43)
Total Fixed Assets	$ 738.67	$ 625.03
TOTAL ASSETS	$ 34,304.59	$ 128,639.29

LIABILITIES & STOCKHOLDERS EQUITY

	2000	2001
CURRENT LIABILITIES		
Accounts Payable	$ 1,200.00	$ 6,200.00
Accounts Payable-Other Brokers	0.00	54,105.82
Total Current Liabilities	$ 1,200.00	$ 60,305.82
TOTAL LIABILITIES	$ 1,200.00	$ 60,305.82
STOCKHOLDERS EQUITY		
Paid-in Capital	$ 5,000.00	$ 5,000.00
Retained Earnings	28,104.59	63,333.47
Total Members Equity	$ 33,104.59	$ 68,333.47
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$ 34,304.59	$ 128,639.29

SEE NOTES TO FINANCIAL STATEMENTS

BASIS FINANCIAL, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001 & 2000

	2000	2001
INCOME		
Commission	$ 209,382.39	$ 41,313.92
Brokerage Income	0.00	194,029.74
Total Income	$ 209,382.39	$ 235,343.66
EXPENSES		
Accounting	$ 0.00	$ 0.00
Advertising	456.06	150.00
Bank Charges	80.70	206.80
Depreciation	56.79	113.64
Legal and Professional	52,025.01	36,846.00
Licenses & Fees	0.00	0.00
Insurance	150.00	398.00
Miscellaneous	9,550.08	4,875.00
Postage	230.30	399.08
Salaries	0.00	0.00
Regulatory	245.00	400.00
Taxes	3,908.79	1,901.67
Telephone	2,159.51	4,068.84
Training	495.00	0.00
Entertainment	0.00	0.00
Commissions	68,850.00	116,056.22
NASD	1,780.00	2,350.00
Employee Benefits	2,740.00	0.00
Registration Fees	350.00	0.00
Office	1,238.31	178.01
Rent	2,400.00	400.00
Travel	4,640.77	1,213.72
Total Expenses	$ 151,356.32	$ 169,556.98
INCOME FROM OPERATIONS	58,026.07	65,786.68
OTHER INCOME (EXPENSES)		
Interest Income	$ 378.99	$ 91.20
Other Income	0.00	139.00
Total Other Income	378.99	230.20
NET INCOME BEFORE INCOME TAXES	$ 58,405.06	66,016.88
INCOME TAXES	0.00	0.00
NET INCOME (LOSS)	$ 58,405.06	$ 66,016.88
NET INCOME PER COMMON SHARE (NOTE A)	$ N/A	$ N/A

SEE NOTES TO FINANCIAL STATEMENT

BASIS FINANCIAL, LLC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	MEMBERS EQUITY
BALANCE AT JANUARY 1, 2000	5,000.00
NET CHANGES FOR THE PERIOD (PAID IN CAPITAL)	0.00
BALANCE AT DECEMBER 31, 2001	5,000.00

BASIS FINANCIAL, LLC
STATE OF RETAINED EARNINGS
BALANCE AT DECEMBER 31, 2001

	2000	2001
BALANCE JANUARY 1, 2001	$ 46,081.53	$ 28,104.59
NET INCOME FOR THE PERIOD	58,405.06	66,016.88
LESS DISTRIBUTIONS	(76,382.00)	(30,788.00)
BALANCE DECEMBER 31	$ 104,486.59	$ 63,333.47

SEE NOTES TO FINANCIAL STATEMENT

BASIS FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2001 & 2000
INCREASE (DECREASE) IN CASH OR CASH EQUIVALENTS

	12 Months Ended December 31, 2000	12 Months Ended December 31, 2001
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	1,630.00	66,016.88
Adjustments to Reconcile Cash Flow		
Depreciation	0.00	113.64
Amortization	0.00	0.00
Decrease (Increase) in Current Assets	(4,892.00)	(59,074.31)
Accounts Payable	2,965.00	59,105.82
Clearing Payable	0.00	0.00
Deposits Payable	0.00	0.00
Total Adjustments	(1,927.00)	145.15
Cash Provided (Used) by Operations	(297.00)	66,162.03
CASH FLOW FROM INVESTING ACTIVITIES		
Sales (Purchases) of Assets	0.00	0.00
Assets	0.00	0.00
Cash Provided (Used) by Investing	0.00	0.00
CASH FLOW FROM FINANCING ACTIVITIES		
Cash (Used) or Provided By: Dividends	0.00	0.00
Prior Year Correction	0.00	0.00
Cash From Financing Activities	0.00	0.00
NET INCREASE (DECREASE) IN CASH	(297.00)	66,162.03
CASH AT BEGINNING OF PERIOD	14,504.00	14,207.00
CASH AT END OF PERIOD	14,207.00	80,369.03

SEE NOTES TO FINANCIAL STATEMENTS

BASIS FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
The company is a discount brokerage firm formed for the purpose of generating commissions from buying and selling securities for customers.

Income Per Share
Net Income per share of common stock computed bases on the weighted average number of shares outstanding during the year. Since this is an LLC, there are no shares of stock.

Income Taxes
The Company is an LLC and has elected to be taxed as a Partnership, therefore no income taxes are owed at the Company level.

Depreciation Expense
Depreciation of property, plant and equipment is provided using the straight line method for financial reporting purposes at rates based on the following estimated useful life.

Machinery & Equipment	3-10 Years
Furniture & Fixtures	5-10 Years
Leasehold Improvements	5-10 Years

Expenditure for major renewals and betterments which extend the useful lives of property and cost over $100.00 are capitalized. Expenditure for maintenance and repairs are expenses.

FOCUS REPORT - PART IIA
Firm and Filing Information

Please ENTER the following information
This report is being filed pursuant to (check one):

X 1 Rule 17a-5(a)
_2 Rule 17a-5(b)
_3 Rule 17a-11
_4 Special request by designated examining authority
_5 Fifth Focus

Period Beginning: 9/30/01
Period Ending: 12/31/01

Have you been a member for fewer than 12 months? Y/(N) N

Please VERIFY the following information
Broker-Dealer Name: Basis Financial, LLC
Firm I.D.: 43694
District I.D.: 6

Contact Name: Robert Wilson
Contact Phone: (713) 968-8918

Consolidated:
Unconsolidated: X
Name(s) of subsidiaries or affiliates consolidated in this report:
Name: Phone Number:

Does respondent carry its own customer accounts? Yes
No X

Check here if respondent is filing an audited report. X

Is net capital a requirement calculated using:
(B) Basics or (A) Alternate Method B

FOCUS REPORT - PART IIA

Statement of Changes in Ownership Equity / Subordinated Liabilities

Firm Name: Basis Financial, LLC   Firm ID: 43694

From 10/01/01

To 12/31/01

State of Changes in Ownership Equity	
1. Balance, Beginning of Period	19,371
A. Net income (loss)	60,432
B. Additions, incl. Non-conforming capital of	0
C. Deductions, incl. Non-conforming capital of	(11,470)
2. Balance, end of Period	68,333

Statement of Changes in Subordinated Liabilities

3. Balance, beginning of Period	
A. Increases	
B. Decreases	0
4. Balance, End of Period	0

FOCUS REPORT - PART IIA
Computation of Net Capital

As of 12/31/01

Firm Name: Basis Fianancial, LLC — Firm ID: 043694

1	Total ownership equity (o/e)	68,333
2	Deduct o/e not allowable for net capital	0
3	Total o/e qualified for net capital	68,333
4	Add:	
	A. Allowable subordinated liabilities	
	B. Other deductions or credits	
	Description / Amount	
	0	
	0	
	0	
5	Total cap & allowable subloans	68,333
6	Deductions &/or charges	
	A. Total non-allowable assets	595
	B. Secured demand note deficiency	
	C. Cap chgs for spot & commodity futures	
	D. Other deductions &/or charges	595
7	Other additions &/or allowable credits	
	Description / Amount	
	0	
	0	
	0	
8	Net capital before haircuts	68,928
9	Haircut on Securities	
	Other Securities	
	Undue Concentration	
10	Net Capital	68,928

Compliance Examiner
National Association of Securities Dealers

After examination of Basis Financial, LLC as of the date of this letter, I find no evidence that Basis Financial, LLC conducts any practices that would cause it to lose its exemption to regulation 15c3-3 under rule K(2)(iii).

Basis Fianancial, LLC is an introducing broker, which clears all transactions on a fully disclosed basis with a clearing broker, Sunbelt Securities and Greentree Brokerage Services. Basis Financial, LLC does not handle customer funds or securities. All customers are instructed to send funds or securities directly to Greentree Brokerage Services.

Gottfried E. Weber, CPA
March 26, 2002

BASIS FINANCIAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL	
Total stockholders' equity	68,928
Deduct stockholders' equity not allowable for net capital	none
Total stockholders' equity qualified for net capital	68,928
Additions	
Liabilities allowable in computation of net capital	0
Total capital and allowable liabilities	68,928
Deductions and/or charges	
Non-allowable assets	
Net capital before haircuts on security positions	68,928
Haircuts on securities	0
NET CAPITAL	68,928
AGGREGATE INDEBTEDNESS	
Items including statement of financial condition payable to stockholder	68,928
Total aggregate indebtedness	68,928
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Capital Required (Based on Net Indebtedness)	4,020
Minimum Net Capital Required	5,000
Excess Net Capital	63,928
Excess Net Capital at 1000%	62,898
Ratio: Aggregate indebtedness to net capital	(89)

Basis Financial, LLC

RECONCILIATION WITH COMPANY'S COMPUTATION

No material difference exists between company's calculations and above calculation; therefore, no reconciliation is provided. The difference is depreciation expense, $113.64 instead of $200.00.

INDEPENDENT AUDITOR'S REPORT

Board of Directors:
Basis Financial, LLC

I have examined the financial statements of Basis Financial, LLC for the year ended December 31, 2001 and have issued my report thereon dated February 28, 2002. As part of my examination, I made a study and evaluation of the Company's system on internal accounting control (which included the procedures for safeguarding securities) to the expent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Basis Financial, LLC that I considered relevant to the objectives stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii) and the procedures for detrmining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benfits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Basis Financial, LLC taken as a whole. However, my study and evaluation disclosed no conditions that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Gottfried E. Weber, CPA
March 26, 2002